SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2.
(Amendment No. _)*

Clean Diesel Technologies, Inc.
(Name of Issuer) Common Stock, par value $0.01 per share
(Title of Class of Securities) 18449C 401
(CUSIP Number) October 15, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 18449C 401	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Emerald Energy Fund I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES	5	SOLE VOTING POWER 360,362 shares
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0 shares
EACH REPORTING	7	SOLE DISPOSITIVE POWER 360,362 shares
PERSON WITH	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,362 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.48%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G
CUSIP No. 18449C 401	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS EEF I Management LP Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES	5	SOLE VOTING POWER 360,362 shares
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0 shares
EACH REPORTING	7	SOLE DISPOSITIVE POWER 360,362 shares
PERSON WITH	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,362 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.48%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G
CUSIP No. 18449C 401	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Emerald Partners I Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES	5	SOLE VOTING POWER 360,362 shares
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0 shares
EACH REPORTING	7	SOLE DISPOSITIVE POWER 360,362 shares
PERSON WITH	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,362 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.48%
12	TYPE OF REPORTING PERSON CO

SCHEDULE 13G
CUSIP No. 18449C 401	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Pascal Mahieux
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey citizen
NUMBER OF SHARES	5	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 360,362 shares
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0 shares
PERSON WITH	8	SHARED DISPOSITIVE POWER 360,362 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,362 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.48%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G
CUSIP No. 18449C 401	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS John Bridle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey citizen
NUMBER OF SHARES	5	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 360,362 shares
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0 shares
PERSON WITH	8	SHARED DISPOSITIVE POWER 360,362 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,362 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.48%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G
CUSIP No. 18449C 401	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS Walter Locher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen
NUMBER OF SHARES	5	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 360,362 shares
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0 shares
PERSON WITH	8	SHARED DISPOSITIVE POWER 360,362 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,362 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.48%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G
CUSIP No. 18449C 401	Page 8 of 12 Pages

Item 1(a)	Name of Issuer:

Clean Diesel Technologies, Inc., a Delaware corporation (“CDTI” or the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

4567 Telephone Road
Suite 206
Ventura, CA 93003

Item 2(a)	Names of Persons Filing:

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Emerald Energy Fund I LP (“Emerald”);
(ii)	EEF I Management LP (“EEF”);
(iii)	Emerald Partners I Ltd. (“Emerald Partners”);
(iv)	Pascal Mahieux (“Mahieux”);
(v)	John Bridle (“Bridle”); and
(vi)	Walter Locher (“Locher”).

This statement relates to Common Stock (as defined herein) held for the account of Emerald.  EEF is the general partner of Emerald.  Emerald Partners is the general partner of EEF.  Mahieux, Bridle and Locher serve as the sole directors of Emerald Partners (in such capacity, collectively the “Directors”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The business office of each reporting person is:

P.O. Box 255, Trafalgar Court
Les Banques
St. Peter Port GY1 3QL
Guernsey

Item 2(c)	Citizenship:

(i)	Emerald is a Guernsey limited partnership;
(ii)	EEF is an Ontario, Canada limited partnership;
(iii)	Emerald Partners is a Guernsey corporation;
(iv)	Mahieux is a Guernsey citizen;
(v)	Bridle is a Guernsey citizen; and
(vi)	Locher is a U.S. citizen.

SCHEDULE 13G
CUSIP No. 18449C 401	Page 9 of 12 Pages

Item 2(d)	Title of Class of Securities:

Common stock, par value $0.01 per share (“Common Stock”).

Item 2(e)	CUSIP Number:

18449C 401

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 360,362 shares of Common Stock.  This number includes (i) 348,982 outstanding shares of Common Stock and (ii) 11,380 shares of Common Stock issuable upon exercise of warrants  beneficially owned by the Reporting Persons.

All such Common Stock is held directly by Emerald.  All of the Reporting Persons other than Emerald disclaim beneficial ownership of such securities except to the extent of their pecuniary interest therein, and this report shall not be deemed an admission that such reporting person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 4(b)	Percent of Class:

As of the date hereof, assuming full exercise of the warrants beneficially owned by the Reporting Persons, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 9.48% of the total number of shares of Common Stock outstanding, based on the total number of outstanding shares of Common Stock as reported by CDTI to the Reporting Persons.

Item 4(c)	Number of shares as to which such person has:

Emerald, EEF and Emerald Partners:
(i)	Sole power to vote or direct the vote:	360,362
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	360,362
(iv)	Shared power to dispose or to direct the disposition of:	0

Each of the Directors:
(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	360,362
(iv)	Shared power to dispose or to direct the disposition of:	0
		360,362

SCHEDULE 13G
CUSIP No. 18449C 401	Page 10 of 12 Pages

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

The Directors are the sole directors of Emerald Partners and in such capacity have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held for the account of Emerald, EEF and Emerald Partners.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G
CUSIP No. 18449C 401	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2010	Emerald Energy Fund I LP

	By:	EEF I Management LP, its General Partner

	By:	Emerald Partners I Ltd., its General Partner

	By:	/s/ Tom Scott, Attorney-in-Fact

EEF I Management LP

	By:	Emerald Partners I Ltd., its General Partner

	By:	/s/ Tom Scott, Attorney-in-Fact

Emerald Partners I Ltd.

	By:	/s/ Tom Scott, Attorney-in-Fact

Pascal Mahieux

	By:	/s/ Tom Scott, Attorney-in-Fact

John Bridle

	By:	/s/ Tom Scott, Attorney-in-Fact

Walter Locher

	By:	/s/ Tom Scott, Attorney-in-Fact
_________________________

*  Signed pursuant to a Power of Attorney filed as Exhibit 2 to this Schedule 3G.

SCHEDULE 13G
CUSIP No. 18449C 401	Page 12 of 12 Pages

  EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement, dated as of October 22, 2010, among the Reporting Persons. Filed herewith.

Exhibit 2.	Power of Attorney of the Reporting Persons, dated as of October 22, 2010. Filed herewith.